Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Nine Months Ended September 27, 2009

(In millions, except ratio)
Earnings
Earnings before income taxes	$3,104
Interest expense	219
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(69)
Portion of rents representative of an interest factor	34
Amortization of debt premium and discount, net	(3)

Adjusted earnings before income taxes	$3,285

Fixed Charges
Interest expense	$219
Portion of rents representative of an interest factor	34
Amortization of debt premium and discount, net	(3)
Capitalized interest	—

Total fixed charges	$250

Ratio of Earnings to Fixed Charges	13.1